File pursuant to Rule 424 (b) (3)
                                                              File No. 333-55694







                               LEVI STRAUSS & CO.







              Supplement No. 3 to Prospectus dated March 8, 2001.




               The date of this Supplement No. 3 is June 20, 2001






                   On June 20, 2001, Levi Strauss & Co. filed
                  with the Securities and Exchange Commission
                                  the attached
                          Current Report on Form 8-K.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     --------------------------------------

                                    FORM 8-K

                                 CURRENT REPORT

                     PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

       Date of Report (date of earliest event reported): June 20, 2001

                               Levi Strauss & Co.
             (Exact name of registrant as specified in its charter)


       DELAWARE                     333-36234                    94-0905160
(State of Incorporation)     (Commission File Number)          (IRS Employer
                                                          Identification Number)

          1155 Battery Street
       San Francisco, California                                    94111
(Address of principal executive offices)                          (Zip Code)

       Registrant's telephone number, including area code: (415) 501-6000

ITEM 5.  OTHER EVENTS AND REGULATION FD DISCLOSURE.

         Attached hereto as Exhibit 99 is a copy of Levi Strauss & Co.'s press release dated June 20, 2001 titled "Levi Strauss & Co. Reports Second-Quarter Financial Results and Revises Full-Year Sales Outlook."

ITEM 7.  EXHIBIT.

99        Press Release dated June 20, 2001.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 20, 2001
                                     LEVI STRAUSS & CO.


                                     By   /s/ William B. Chiasson
                                          -----------------------
                                          William B. Chiasson
                                          Title: Senior Vice President and
                                                 Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit Number                    Description
--------------                    -----------

99                    Press Release dated June 20, 2001

                                                                      Exhibit 99

LEVI                                1155 Battery Street, San Francisco, CA 94111
STRAUSS
   & Co.
  NEWS                              Investor Contact: Christine Greany
                                                      Tidal Communications, Inc.
                                                      (203) 866-4401
For Immediate Release
---------------------                  Media Contact: Linda Butler
                                                      Levi Strauss & Co.
                                                      (415) 501-3317


           LEVI STRAUSS & CO. REPORTS SECOND-QUARTER FINANCIAL RESULTS
                       AND REVISES FULL-YEAR SALES OUTLOOK


SAN FRANCISCO (June 20, 2001) - Levi Strauss & Co. today announced financial results for the second quarter of fiscal 2001 ended May 27, 2001. Even though the weak U.S. retail environment affected results for the period, the company's business-turnaround strategies continue to yield improvements.

Second-quarter net sales declined 9.1 percent to $1,044 million from $1,149 million in the second quarter of fiscal 2000. Had currency rates remained constant at 2000 levels, net sales would have declined approximately 6.6 percent for the period.

"The anemic U.S. and Japanese retail markets clearly affected our sales results," said Philip Marineau, the company's president and chief executive officer. "Regardless, we are making significant improvements in our products, service levels, customer relations and retail presentation worldwide. In fact, our European business is starting to turn the corner, with sales growth this quarter of five percent on a constant-currency basis. We are getting great results when our products, retail merchandising and supply-chain initiatives all come together in a strengthening denim market, which is the case in Europe right now.

"We're staying focused on our key business-turnaround strategies, including product innovation," said Marineau. "In the United States, our news for men this fall is the Dockers(R) Mobile(TM) khaki pant, which has hidden pockets for carrying cell phones, pagers and other high-tech gadgets. It's a brand new concept that's being well received by our retailers. And on the jeans front worldwide, momentum continues to build behind our ergonomically designed Levi's(R) Engineered Jeans(TM)."

                                    --more--

LS&CO. Q2/Add One
June 20, 2001

Second-quarter gross profit was $452 million versus $488 million in the comparable period of 2000. Gross margin improved to 43.3 percent from 42.4 percent in the prior-year period, reflecting a combination of lower sourcing and fabric costs, reduced inventory markdowns and a stronger mix of basic versus fashion products.

Operating income for the quarter decreased 2 percent to $124 million compared to $126 million in the second quarter of fiscal 2000.

EBITDA, which the company defines as operating income excluding depreciation and amortization, was $145 million, or 13.9 percent of sales versus $150 million, or
13.1 percent of sales in the second quarter of 2000.

Net income in the second quarter decreased 4 percent to $43 million compared to $45 million in fiscal 2000.

As of May 27, 2001, total debt was $2.2 billion, essentially unchanged from the first quarter.


Full-Year Outlook
-----------------

"Since there are no indications currently that the U.S. or Japanese retail market will recover significantly during the second half of the year, we are revising our full-year sales outlook," said Marineau. "We now expect a decline of approximately three to five percent on a constant-currency basis rather than the plus-or-minus two percent that we stated previously for this fiscal year. Nevertheless, I'm optimistic that we're putting the right products and programs in place to stabilize our sales and ultimately grow again after the market recovers."

Chief financial officer Bill Chiasson said, "Our priorities are to bring inventories down while holding the line on costs to protect our margins. In fact, despite our revised sales guidance, we continue to expect gross margins and EBITDA margins for fiscal 2001 to be in line with our previously stated expectations."

Levi Strauss & Co. is one of the world's leading branded apparel companies, marketing its products in more than 80 countries worldwide. The company designs and markets jeans and jeans-related pants, casual and dress pants, shirts, jackets and related accessories for men, women and children under the Levi's(R), Dockers(R) and Slates(R) brands.
                                     -more-

LS&CO. Q2/Add Two
June 20, 2001

The company's second-quarter investor conference call, featuring Philip Marineau, chief executive officer; Bill Chiasson, chief financial officer; and Joe Maurer, treasurer, will be available through a live audio Webcast at www.levistrauss.com on June 20, 2001 at 10 a.m. EDT. A replay is available on the Web site the same day beginning at approximately 2 p.m. EDT and will remain until July 20, 2001. A telephone replay also is available at (973) 341-3080, pin #2593382, from approximately noon EDT through July 20, 2001.

This news release includes forward-looking statements about retail conditions, sales performance and trends, product innovation and new product development in our three brands, margins, EBITDA, inventory position and management, expense levels including overhead and advertising expense, debt repayment and liquidity, customer orders, retail relationships and developments including sell-through, presentation of product at retail and marketing collaborations, and marketing and advertising initiatives. We have based these forward-looking statements on our current assumptions, expectations and projections about future events. When used in this release, the words "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these words.

These forward-looking statements are subject to risks and uncertainties including, without limitation, risks related to U.S. retail conditions and retail conditions outside the U.S.; the impact of competitive products; changing fashion trends; dependence on key distribution channels, customers and suppliers; our supply chain executional performance; ongoing competitive pressures in the apparel industry; changing international and domestic retail environments; changes in the level of consumer spending or preferences in apparel; general economic conditions; trade restrictions; political or financial instability in countries where our products are manufactured; and other risks detailed in our Annual Report on Form 10-K, registration statements and other filings with the Securities and Exchange Commission. Our actual results might differ materially from historical performance or current expectations. We do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                                       ###


                                                              LEVI STRAUSS & CO.

                                                       CONSOLIDATED STATEMENTS OF INCOME
                                                            (Dollars in Thousands)
                                                                  (Unaudited)

                                                                        Three Months Ended          Six Months Ended
                                                                        ------------------          ----------------
                                                                      May 27,       May 28,       May 27,       May 28,
                                                                      -------       -------       -------       -------
                                                                      2001          2000          2001          2000
                                                                      ----          ----          ----          ----
Net sales........................................................   $1,043,937    $1,149,044    $2,040,320    $2,231,481
Cost of goods sold...............................................      591,442       661,469     1,147,891     1,293,911
                                                                    ----------    ----------    ----------    ----------
   Gross profit..................................................      452,495       487,575       892,429       937,570
Marketing, general and administrative expenses...................      336,128       367,417       662,224       689,528
Other operating income...........................................       (7,365)       (6,265)      (14,539)      (10,448)
                                                                    ----------    ----------    ----------    ----------
   Operating income..............................................      123,732       126,423       244,744       258,490
Interest expense.................................................       53,898        60,989       123,103       117,771
Other (income) expense, net......................................          899        (3,835)        5,767       (28,793)
                                                                    ----------    ----------    ----------    ----------
   Income before taxes...........................................       68,935        69,269       115,874       169,512
Income tax expense...............................................       25,507        24,245        42,874        59,329
                                                                    ----------    ----------    ----------    ----------
   Net income....................................................   $   43,428    $   45,024    $   73,000    $  110,183
                                                                    ==========    ==========    ==========    ==========

   EBITDA margin.................................................         13.9%         13.1%         14.1%         13.6%
                                                                          ====          ====          ====          ====

                                                          NET SALES BY REGION
                                                             (in millions)
                                                              (Unaudited)

                                           Three Months Ended                       Six Months Ended
                                           ------------------                       ----------------
Net Sales                         May 27,       May 28,     Percent       May 27,       May 28,     Percent
                                  -------       -------     -------       -------       -------     -------
                                  2001          2000        Change        2001          2000        Change
                                  ----          ----        ------        ----          ----        ------

Americas                           $682.1      $ 762.1      (10.5%)      $1,344.3     $1,452.6       (7.5%)
Europe                              276.7        278.7       (0.7%)         534.0        581.7       (8.2%)
Asia                                 85.1        108.3      (21.4%)         162.0        197.2      (17.8%)

Total Company                    $1,043.9     $1,149.0       (9.1%)      $2,040.3     $2,231.5       (8.6%)



                                           Three Months Ended                       Six Months Ended
                                           ------------------                       ----------------
Net Sales at Prior-Year           May 27,       May 28,      Percent      May 27,       May 28,     Percent
Currency Exchange Rates           -------       -------      -------      -------       -------     -------
                                  2001          2000         Change       2001          2000        Change
                                  ----          ----         ------       ----          ----        -------
                                 (Restated)                              (Restated)
                                 ----------                              ----------


Americas                          $ 683.4      $ 762.1       (10.3%)      $1,346.8     $1,452.6       (7.3%)
Europe                              293.2        278.7         5.2%          574.7        581.7       (1.2%)
Asia                                 96.2        108.3       (11.1%)         179.9        197.2       (8.8%)

Total Company                    $1,072.7     $1,149.0        (6.6%)      $2,101.4     $2,231.5       (5.8%)




                                                      LEVI STRAUSS & CO.

                                             CONDENSED CONSOLIDATED BALANCE SHEETS
                                                     (Dollars in Thousands)

                                                                                           May 27,       Nov. 26,
                                                                                           -------       --------
                                                                                           2001          2000
                                                                                           ----          ----
                                                                                        (Unaudited)
ASSETS
------

Cash and cash equivalents............................................................   $   79,979    $  117,058
Trade receivables, net...............................................................      557,775       660,128
Total inventories ...................................................................      779,934       652,249
Property, plant and equipment, net. .................................................      539,207       574,039
Other assets ........................................................................    1,195,900     1,202,254
                                                                                        ----------    ----------
                  Total Assets.......................................................   $3,152,795    $3,205,728
                                                                                        ==========    ==========

LIABILITIES AND STOCKHOLDERS' DEFICIT
-------------------------------------

Current maturities of long-term debt and short-term borrowings.......................   $  227,570    $  231,290
Accounts payable.....................................................................      191,145       268,473
Restructuring reserves...............................................................       56,815        71,595
Long-term debt, less current maturities..............................................    1,980,337     1,895,140
Long-term employee related benefits..................................................      386,942       358,849
Post-retirement medical benefits.....................................................      548,903       545,574
Other liabilities....................................................................      774,616       933,380
                                                                                        ----------    ----------
                  Total liabilities..................................................    4,166,328     4,304,301
                                                                                        ----------    ----------
                  Total stockholders' deficit........................................   (1,013,533)   (1,098,573)
                                                                                        ----------    ----------
                  Total Liabilities and Stockholders' Deficit........................   $3,152,795    $3,205,728
                                                                                        ==========    ==========